Via Facsimile and U.S. Mail
Mail Stop 6010

December 12, 2006

Ms. Joyce N. LaViscount
Chief Accounting Officer
Endo Pharmaceuticals Holdings, Inc.
100 Endo Boulevard
Chadds Ford, PA 19317

Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
           File No. 001-15989

Dear Ms. LaViscount:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief